Exhibit 5.1

[Dorsey & Whitney LLP Letterhead]

July 26, 2013

Apogee Enterprises, Inc.

4400 West 78th Street—Suite 520

Minneapolis, Minnesota 55435

Re:	Registration Statement on Form S-8

Ladies and Gentlemen:

We have acted as external legal counsel to Apogee Enterprises, Inc., a Minnesota corporation (the “Company”), in connection with a Registration Statement on Form S-8 (the “Registration Statement”) relating to the registration of the offer and sale by the Company of up to 450,512 shares of common stock, $.33 1/3 par value per share, of the Company (the “Shares”) issuable upon the exercise of options granted to Mr. Joseph F. Puishys pursuant to the Stock Option Agreement, effective as of August 22, 2011, between Apogee Enterprises, Inc. and Joseph F. Puishys (the “Stock Option Agreement”).

We have examined such documents and have reviewed such questions of law as we have considered necessary and appropriate for the purposes of the opinions set forth below. We have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to us as copies. We have also assumed the legal capacity for all purposes relevant hereto of all natural persons. As to questions of fact material to our opinions, we have relied upon certificates of officers of the Company and of public officials.

Based on the foregoing, we are of the opinion that the Shares have been duly authorized and, upon issuance, delivery and payment therefor in accordance with the terms of the Stock Option Agreement, will be validly issued, fully paid and nonassessable.

Our opinions expressed above are limited to the laws of the State of Minnesota.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Dorsey & Whitney LLP

RAR